UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ORGANIGRAM HOLDINGS INC.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

68620P101

(CUSIP Number)

John R. Whitener

BT DE Investments Inc.

103 Foulk Road, Suite 111

Wilmington, DE 19803

(302) 656-1950

With a copy to:

Randall A. Hanson, Esq.

F. Reid Avett, Esq.

Womble Bond Dickinson (US) LLP

One West 4th Street

Winston-Salem, NC 27101

(336) 721-3600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 10, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BT DE Investments Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 58,336,392 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 58,336,392 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,336,392 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9% (See Item 5)
14	TYPE OF REPORTING PERSON CO

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) British American Tobacco p.l.c.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 58,336,392 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 58,336,392 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,336,392 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9% (See Item 5)
14	TYPE OF REPORTING PERSON CO

This Statement on Schedule 13D is filed with respect to 58,336,392 common shares, no par value (the “Shares”), of Organigram Holdings Inc. (the “Issuer”), held by BT DE Investments Inc. (the “Purchaser”). The Purchaser is a wholly owned subsidiary of BATUS Holdings Inc., which is a wholly owned subsidiary of Louisville Securities Limited, which is a wholly owned subsidiary of British-American Tobacco (Holdings) Limited, which is a wholly owned subsidiary of B.A.T. Industries p.l.c., which is a wholly owned subsidiary of Weston (2009) Limited, which is a wholly owned subsidiary of British American Tobacco (2009) Limited, which is a wholly owned subsidiary of British American Tobacco (2012) Limited, which is a wholly owned subsidiary of British American Tobacco (1998) Limited, which is a wholly owned subsidiary of British American Tobacco p.l.c. (“BAT”). BAT and the aforementioned wholly owned subsidiaries of BAT are collectively referred to herein as the “BAT Entities”.

This Statement on Schedule 13D is being filed in connection with the acquisition by the Purchaser of the Shares pursuant to a Subscription Agreement dated as of March 10, 2021, between the Purchaser and the Issuer (the “Subscription Agreement”).

ITEM 1. SECURITY AND ISSUER

The class of equity securities to which this statement relates is the Shares of the Issuer. The name of the Issuer is Organigram Holdings Inc. and the principal executive office of the Issuer is located at 35 English Drive, Moncton, New Brunswick Canada E1E 3X3.

ITEM 2. IDENTITY AND BACKGROUND

(a) - (c) This statement is being filed jointly by the Purchaser and BAT (together, the “Reporting Persons”). An agreement among the Reporting Persons that this Statement on Schedule 13D be filed on behalf of each of them is attached hereto as Exhibit 99.1.

The name, state or other place of organization and address of the principal office of each of the Reporting Persons and the other BAT Entities are set forth on Schedule A attached hereto and are incorporated herein by reference. The BAT Entities operate a leading consumer-centric, multi-category consumer goods business dedicated to stimulating the senses of adult consumers worldwide. Alongside the BAT Entities’ traditional cigarette products, the group’s portfolio of non-combustible products includes alternatives such as vapour products, tobacco heating products, and modern oral pouches, as well as traditional oral products such as snus and moist snuff.

The name, citizenship, business address, present principal occupation or employment, and the name, business address and principal business of any corporation or other organization in which such employment is conducted, of each director and executive officer of the BAT Entities (collectively referred to herein as the “BAT Directors and Officers”) are set forth on Schedule B attached hereto and incorporated herein by reference.

(d) During the last five years, neither any of the BAT Entities nor, to the knowledge of the Reporting Persons, any of the BAT Directors and Officers, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the BAT Entities nor, to the knowledge of the Reporting Persons, any of the BAT Directors and Officers, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On March 10, 2021, the Purchaser subscribed for and purchased the Shares at a price of C$3.79 per Share, for an aggregate purchase price of approximately C$221.2 million, pursuant to the Subscription Agreement (the (“Transaction”). The source of funds for such purchase was dividends from other U.S. subsidiaries of BAT.

ITEM 4. PURPOSE OF TRANSACTION

The Purchaser entered into the Transaction as part of a strategic investment in the Issuer. The Purchaser intends to review its investment in the Issuer on a continuing basis and may, subject to the terms of the Investor Rights Agreement (as defined below), depending upon a number of factors including market and other conditions, increase or decrease its beneficial ownership, degree of control or influence, direction or economic exposure over securities of the Issuer through market transactions, private agreements, treasury issuances, exercise of options, convertible securities, derivatives, swaps or otherwise.

Pursuant to the Investor Rights Agreement, dated March 10, 2021, between the Purchaser and the Issuer entered into in connection with the Transaction (the “Investor Rights Agreement”), the Purchaser has the right to nominate up to 20% of the board of directors of the Issuer (the “Board”), subject to the Purchaser maintaining certain share ownership thresholds. One nominee of the Purchaser, Mr. Jeyan Heper, was appointed on March 10, 2021 and a second nominee is expected to be appointed to the Board in due course. The Purchaser may, subject to the terms and conditions of its nomination rights, replace its nominee directors from time to time. In addition, the Purchaser will be provided with certain governance rights, so long as it maintains certain share ownership thresholds, including pre-emptive rights, top-up rights and customary piggyback registration rights. The Purchaser may engage with the Board regarding the Issuer’s business and prospects.

The Purchaser and the Issuer are parties to a Collaboration Agreement, pursuant to which the Purchaser and the Issuer and their affiliates have agreed to jointly develop products, intellectual property or technologies the parties mutually agree to develop. See Item 6 of this Statement on Schedule 13D for more information on the Collaboration Agreement.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)

See items 7 through 13 on the cover pages to this Statement on Schedule 13D. The Purchaser is a wholly owned subsidiary of BATUS Holdings Inc., which is a wholly owned subsidiary of Louisville Securities Limited, which is a wholly owned subsidiary of British-American Tobacco (Holdings) Limited, which is a wholly owned subsidiary of B.A.T. Industries p.l.c., which is a wholly owned subsidiary of Weston (2009) Limited, which is a wholly owned subsidiary of British American Tobacco (2009) Limited, which is a wholly owned subsidiary of British American Tobacco (2012) Limited, which is a wholly owned subsidiary of British American Tobacco (1998) Limited, which is a wholly owned subsidiary of BAT. In addition to the Purchaser, each of BATUS Holdings Inc., Louisville Securities Limited, British-American Tobacco (Holdings) Limited, B.A.T. Industries p.l.c., Weston (2009) Limited, British American Tobacco (2009) Limited, British American Tobacco (2012) Limited, British American Tobacco (1998) Limited and BAT may be considered to be a beneficial owner of the Shares by virtue of their direct and indirect ownership of all of the equity and voting power of the Purchaser. The Shares comprise approximately 19.9% of the outstanding Shares (based on 293,147,699 Shares outstanding as of March 10, 2021, following the completion of the Transaction).

(b)

See items 7 through 13 on the cover pages to this Statement on Schedule 13D. The Purchaser has power both to dispose of and exercise the voting rights attributable to the Shares. Each of BATUS Holdings Inc., Louisville Securities Limited, British-American Tobacco (Holdings) Limited, B.A.T. Industries p.l.c., Weston (2009) Limited, British American Tobacco (2009) Limited, British American Tobacco (2012) Limited, British American Tobacco (1998) Limited and BAT may be deemed to control the Purchaser and therefore share voting power and investment power with respect to the Shares. See Item 2 of this Statement on Schedule 13D for information on the BAT Entities.

(c)

Except for the subscription and purchase by the Purchaser from the Issuer of the Shares on March 10, 2021, at a price per share of C$3.79 pursuant to the Subscription Agreement as set out above, none of the Reporting Persons has effected any transaction in Shares during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Issuer and the Purchaser are parties to the Investor Rights Agreement. Pursuant to, and on the terms and conditions of, the Investor Rights Agreement:

•

the Purchaser, BAT and their affiliates (the “BAT Group Permitted Holders”) have the right to nominate up to 20% of the Board, rounding up to the nearest whole member for so long as the BAT Group Permitted Holders maintain at least 15% of the Issuer, and up to 10% of the Board, for so long as the BAT Group Permitted Holders maintain at least 10% of the Issuer (but less than 15%);

•

for so long as the BAT Group Permitted Holders have the right to nominate at least one member of the Board, the BAT Group Permitted Holders have the right to designate one voting member to the Investment Committee of the Board and one non-voting observer to any other committee of the Board to the extent that a nominee of the BAT Group Permitted Holders is not already a voting member of such Committee;

•

the BAT Group Permitted Holders have pre-emptive rights to subscribe for securities in issuances by the Issuer, or to make certain top-up purchases following a distribution in which it did not participate, in each case on the same terms and conditions as all other participants in the issuance up to an amount so as to prevent dilution of the BAT Group Permitted Holders’ ownership percentage in the Issuer;

•

the BAT Group Permitted Holders have customary piggyback registration rights to sell all or a portion of the securities of the Issuer held by the BAT Group Permitted Holders in any distribution of shares in the capital of the Issuer to the public by way of a prospectus in Canada or a registration statement in the United States, except for any at-the-market distribution;

•

the Purchaser and its affiliates have agreed not to purchase any voting or equity securities of the Issuer or any of its subsidiaries that would result in ownership of more than 19.9% of the voting or equity securities of the Issuer or any of its subsidiaries, enter into or pursue any acquisition or other business combination involving the Issuer or any of its subsidiaries, solicit proxies or otherwise attempt to influence the conduct of the shareholders of the Issuer, or make any public announcement or other actions with respect to any of the foregoing, in each case, for two years following the execution of the Investor Rights Agreement, subject to certain exceptions; and

•	the Purchaser has agreed to a lock-up from transferring the Shares for one year following the execution of the Investor Rights Agreement, subject to certain exceptions.

The Investor Rights Agreement will terminate upon the earliest of the BAT Group Permitted Holders ceasing to hold any shares in the capital of the Company, by the mutual consent of the Issuer and the Purchaser or the dissolution or liquidation of the Issuer.

The Issuer and the Purchaser are parties to the Subscription Agreement, pursuant to which the Purchaser subscribed for and purchased the Shares at a price of C$3.79 per Share, for an aggregate purchase price of approximately C$221.2 million.

The foregoing descriptions are summaries of the material terms of the Investor Rights Agreement and Subscription Agreement and are qualified in in their entirety by the full terms and conditions of the Investor Rights Agreement and Subscription Agreement, which are incorporated herein by reference.

The Purchaser and the Issuer are parties to a Collaboration Agreement, pursuant to which the Purchaser and the Issuer and their affiliates have agreed to jointly develop products, intellectual property or technologies the parties mutually agree to develop. The Issuer has agreed to reserve approximately C$30 million from the proceeds of the Transaction to fulfill its obligations under the Collaboration Agreement. The Purchaser and its affiliates will own all intellectual property developed under this collaboration and will grant to the Issuer a perpetual, global license to all such intellectual property. Each party has also agreed to grant to the other a non-exclusive, perpetual and irrevocable license to certain existing intellectual property of such party and its affiliates for purposes of conducting the development activities and exploiting the products, technologies and intellectual property created by the collaboration, subject to certain restrictions. The Reporting Persons expect that affiliates of BAT and the Issuer may negotiate additional arms-length commercial arrangements in the future.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1	Joint Filing Agreement dated as of March 19, 2021, between the Reporting Persons (filed herewith).

Exhibit 99.2	Investor Rights Agreement, dated as of March 10, 2021, between the Purchaser and the Issuer (filed herewith). *

Exhibit 99.3	Subscription Agreement, dated as of March 10, 2021, between the Purchaser and the Issuer (filed herewith). *

*	Confidential treatment requested.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 19, 2021

BT DE Investments Inc.

By:	/s/ John R. Whitener
Name: John R. Whitener
Title: Treasurer

British American Tobacco p.l.c.

By:	/s/ Tadeu Marroco
Name: Tadeu Marroco
Title: Finance and Transformation Director

SCHEDULE A

BAT ENTITIES

BAT Entity	Name, state or other place of organization	Address of the principal office
British American Tobacco p.l.c.	England and Wales	Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom

British American Tobacco (1998) Limited	England and Wales	Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom

British American Tobacco (2012) Limited	England and Wales	Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom

British American Tobacco (2009) Limited	England and Wales	Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom

Weston (2009) Limited	England and Wales	Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom

B.A.T. Industries p.l.c.	England and Wales	Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom

British-American Tobacco (Holdings) Limited	England and Wales	Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom

Louisville Securities Limited	England and Wales	Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom

BATUS Holdings Inc.	Delaware	103 Foulk Road, Suite 201-3, Wilmington, DE 19803

BT DE Investments Inc.	Delaware	103 Foulk Road, Suite 111, Wilmington, DE 19803

SCHEDULE B

BAT DIRECTORS AND OFFICERS

The name, country of citizenship and current principal occupation or employment of each of the BAT Directors and Officers are set forth below. Unless otherwise indicated in the tables below (i) each occupation set forth opposite an individual’s name refers to a position with a BAT Entity and (ii) the business address of such individual is Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom.

British American Tobacco p.l.c.

Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity)
Richard Burrows (Chairman)	Republic of Ireland	Chairman of BAT and Supervisory Board member of Carlsberg A/S

Luc Jobin (Chairman Designate)	Canada	Chairman Designate of BAT, Independent Director of Hydro-Québec and Gildan Activewear Inc.

Dimitri Panayotopoulos (Senior Independent Director)	Greece and United Kingdom	Senior Independent Director of BAT, Senior Advisor at the Boston Consulting Group, Advisory Board member of JBS USA and a Board member of IRI and North Atlantic Acquisition Corporation

Jack Bowles (Chief Executive)	France	Chief Executive of BAT

Tadeu Marroco (Finance and Transformation Director)	Brazil	Finance and Transformation Director of BAT

Susan Farr (Non-Executive Director)	United Kingdom	Non-Executive Director of BAT, Accsys Technologies plc, Helical plc and Unlimited Group Ltd

Jerry Fowden (Non-Executive Director)	United Kingdom	Chairman of Primo Water Corporation and Non-Executive Director of BAT and Constellation Brands, Inc.

Karen Guerra (Non-Executive Director)	United Kingdom	Non-Executive Director of BAT and Amcor p.l.c

Dr. Marion Helmes (Non-Executive Director)	Germany	Chairwoman of the Supervisory Board of ProSiebenSat.1 Media, Supervisory Board member of Siemens Healthineers AG and Heineken N.V. and Non-Executive Director of BAT

Holly Keller Koeppel (Non-Executive Director)	U.S.A.	Non-Executive Director of BAT and Vesuvius plc and a Director of The AES Corporation and Arch Coal Inc.

Savio Kwan (Non-Executive Director)	United Kingdom	Co-Founder and CEO of A&K Consulting Co Ltd, Non-Executive Director of BAT, The Alibaba Hong Kong Entrepreneur Fund, Crossborder Innovative Ventures International Limited and Advisory Board member of Homaer Financial.

Darrell Thomas (Non-Executive Director)	U.S.A.	Vice President and Treasurer of Harley-Davidson, Inc., Non-Executive Director of BAT and Board member of Sojourner Family Peace Center Inc.

British American Tobacco (1998) Limited

Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity)
Jerome Abelman	U.S.A.	Director, Legal and External Affairs and General Counsel

Hae In Kim	South Korea	Director, Talent, Culture and Inclusion

Tadeu Marroco	Brazil	Finance and Transformation Director

Kingsley Wheaton	United Kingdom	Chief Marketing Officer

British American Tobacco (2012) Limited

Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity)
David Booth	United Kingdom	Group Chief Accountant

Anthony Cohn	United Kingdom	Head of Corporate Tax - UK

Ruth Wilson	United Kingdom	Head of Group Corporate Governance

Ridirectors Limited (Globe House, 1 Water Street, London, England, WC2R 3LA)	Incorporated in the United Kingdom	Corporate director (non-trading company)

British American Tobacco (2009) Limited

Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity)
David Booth	United Kingdom	Group Chief Accountant

Anthony Cohn	United Kingdom	Head of Corporate Tax - UK

Ruth Wilson	United Kingdom	Head of Group Corporate Governance

Oliver Wolfensberger	Swiss	Head of Corporate Treasury

Ridirectors Limited (Globe House, 1 Water Street, London, England, WC2R 3LA)	Incorporated in the United Kingdom	Corporate director (non-trading company)

Weston (2009) Limited

Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity)
Jerome Abelman	U.S.A	Director, Legal and External Affairs and General Counsel

Tadeu Marroco	Brazil	Finance and Transformation Director

B.A.T. Industries p.l.c.

Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity)
Andrew James Barrett	United Kingdom	Group Financial Controller and Head of M&A

Steven Dale	United Kingdom	Group Head of Corporate Tax

British-American Tobacco (Holdings) Limited

Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity)
Jerome Abelman	U.SA	Director, Legal and External Affairs and General Counsel

Marina Bellini	Italy, Brazil	Director, Digital and Information

Jack Bowles	France	Chief Executive

Luciano Comin	Italy, Argentina	Regional Director, Americas and Sub-Saharan Africa

Mihovil James Dijanosic	Australia	Regional Director, Asia-Pacific and Middle East

Zafar Khan	Pakistan	Director, Operations

Hae In Kim	South Korea	Director, Talent, Culture and Inclusion

Paul Lageweg	Netherlands	Director, New Categories

Tadeu Marroco	Brazil	Finance and Transformation Director

Guy Meldrum	New Zealand	President and CEO, Reynolds American Inc.

David O’Reilly	United Kingdom	Director, Scientific Research

Johan Vandermeulen	Belgium	Regional Director, Europe and North Africa

Kingsley Wheaton	United Kingdom	Chief Marketing Officer

Louisville Securities Limited

Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity)
Andrew James Barrett	United Kingdom	Group Financial Controller and Head of M&A

Steve Dale	United Kingdom	Group Head of Corporate Tax

Neil Wadey	United Kingdom	Group Treasurer

Ruth Wilson	United Kingdom	Head of Group Corporate Governance

Ridirectors Limited (Globe House, 1 Water Street, London, England, WC2R 3LA)	Incorporated in the United Kingdom	Corporate director (non-trading company)

BATUS Holdings Inc.

Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity)
Alden H. Smith (Vice President and Director) 401 North Main Street, Winston-Salem, NC 27101	U.S.A.	Managing Counsel – Corporate of RAI Services Company, whose principal business address is 401 North Main Street, Winston-Salem, NC 27101

Lisa M. Oakes (Secretary and Director) 4250 Lancaster Pike, Suite 302, Wilmington, DE 19805	U.S.A.	Vice President of Corporation Service Company, whose business address is 4250 Lancaster Pike, Suite 302, Wilmington, DE 19805, and whose principal business is the provision of corporate and administrative services.

Timothy J. Hazlett (President and Director) 627 Eagle Watch Lane, Osprey, FL 34229	U.S.A.	Managing Member of T. J. Hazlett, LLC, whose business address is 627 Eagle Watch Lane, Osprey, FL 34229, and whose principal business is the provision of consulting services.

John R. Whitener (Director) 401 North Main Street, Winston-Salem, NC 27101	U.S.A.	Senior Vice President Controller – Finance & Accounting and Treasurer of RAI Services Company, whose principal business address is 401 North Main Street, Winston-Salem, NC 27101

Nancy G. Sturgeon (Vice President Tax) 401 North Main Street, Winston-Salem, NC 27101	U.S.A.	Senior Vice President – Tax and Assistant General Counsel of RAI Services Company, whose principal business address is 401 North Main Street, Winston-Salem, NC 27101

Caroline M. Price (Treasurer) 301 North Market Street, Suite 1402 Wilmington, Delaware 19801	U.S.A.	President and Senior Manager Investments of Reynolds Finance Company, whose principal business address is 301 North Market Street, Suite 1402, Wilmington, Delaware 19801

Patrick Z. Messick (Assistant Secretary) 401 North Main Street, Winston-Salem, NC 27101	U.S.A.	Senior Director Income Tax of RAI Services Company, whose principal business address is 401 North Main Street, Winston-Salem, NC 27101

BT DE Investments Inc.

Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity)
James J. Murphy (President and Director) 401 North Main Street, Winston-Salem, NC 27101	United Kingdom and Republic of Ireland	Executive Vice President R&D and Scientific and Regulatory Affairs of RAI Services Company, whose principal business address is 401 North Main Street, Winston-Salem, NC 27101

John R. Whitener (Treasurer and Director) 401 North Main Street, Winston-Salem, NC 27101	U.S.A.	Senior Vice President Controller – Finance & Accounting and Treasurer of RAI Services Company, whose principal business address is 401 North Main Street, Winston-Salem, NC 27101

Matthew R. Triplett (Secretary) 401 North Main Street, Winston-Salem, NC 27101	U.S.A.	Senior Counsel – Commercial/Corporate of RAI Services Company, whose principal business address is 401 North Main Street, Winston-Salem, NC 27101

Patrick Z. Messick (Assistant Secretary) 401 North Main Street, Winston-Salem, NC 27101	U.S.A.	Senior Director Income Tax of RAI Services Company, whose principal business address is 401 North Main Street, Winston-Salem, NC 27101